Exhibit 99.26(q)

Exhibit A

Minnesota Life Insurance Company

Variable Group Universal Life Insurance

VGUL Policies - Inforce as of March 2018

Average certificate death benefit:	$484,985
Average certificate account value:	$33,020
Average number of certificates per policy:	344
Average annual cost of insurance:	$1,189
Average annual side fund contribution:	$761

Expenses per certificate - using expense data from Group’s most current expense study (2016-18) and inforce data as stated above.

		Per Cert.
First Year Costs per certificate
Per Case:	$52,130	$151.54
% of Prem:	19.91%	$388.31
% of Prem Premium Tax:	2.00%	$38.99
Per Life:	$14.81	$14.81
Total First Year expenses per cert:		$593.65

Renewal Year Costs per certificate
Per Case:	$627	$1.82
% of Prem:	11.10%	$216.48
% of Prem Premium Tax:	2.00%	$38.99
Per Life:	$14.81	$14.81
Total Renewal Year expenses per cert:		$272.11

Income per year - using inforce data as stated above and average charges/fees from this block of business.

Income from cost of insurance charges:	$282.98	= Annual COI x 23.8%
Administration charge:	$21.12	= $1.76 per month
Sales Charge:	$19.11	= 0.98% of premiums paid
Premium/Federal Tax Charge:	$35.88	= 1.86% of premiums paid
Mortality & Expense Risk Charge:	$19.81	= 0.06% of average account value
Distribution Fees (12b-1 fees):	$71.16	= 86.2% of account value times 0.25%
	$450.06

Income per year per certificate	$450.06

Income less expenses per certificate, year 1:	$(143.59)

Income less expenses per certificate, renewal years:	$177.95